[redacted]

10013255

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION
OPERATIONS SUPPORT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation
Operations Support Savings Plan (033)

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Financial Statements and Supplemental Schedule

Year ended December 31, 2009

Contents

Mitchell & Titus

■ Mitchell & Titus LLP
1101 New York Avenue, NW
Washington, DC 20005

■ Main tel: +1 202 293 7500
Fax: +1 202 465 3149
www.mitchelltitus.com

Report of Independent Registered Public Accounting Firm

Plan Administrator
Lockheed Martin Corporation
Operations Support Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Operations Support Savings Plan (the Plan) as of December 31, 2009 and 2008, and the statements of net assets of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits and the related statement of changes in net assets and trust balances for the year ended December 31, 2009, for the Plan and the Master Trust, respectively. These financial statements are the responsibility of the Plan's and the Master Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, and the net assets of the Master Trust at December 31, 2009 and 2008, and the changes in its net assets and trust balances for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus, LLP

Washington, DC
June 25, 2010

Lockheed Martin Corporation
Operations Support Savings Plan (033)

Statements of Net Assets Available for Benefits

	December 31, 2009	December 31, 2008
	(In thousands)	
Assets		
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust	**$ 632,776**	$ 473,310
Participant loans	**12,676**	11,746
Contributions receivable:		
Employees	**2,675**	1,210
Lockheed Martin Corporation	**493**	237
Total assets	**648,620**	486,503
Liabilities		
Administrative expenses payable	**121**	168
Net assets available for benefits	**$ 648,499**	$ 486,335

See accompanying notes to financial statements.

Lockheed Martin Corporation
Operations Support Savings Plan (033)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2009
(In thousands)

Net assets available for benefits at beginning of year	$	486,335
Additions to net assets:		
Contributions:		
Employees		79,884
Lockheed Martin Corporation		15,362
Total contributions		95,246
Net investment gain from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust		96,179
Total additions		191,425
Deductions from net assets:		
Distributions and withdrawals		46,738
Administrative expenses		830
Total deductions		47,568
Change in net assets		143,857
Transfers from other plans, net		18,307
Net assets available for benefits at end of year	$	648,499

See accompanying notes to financial statements.

Lockheed Martin Corporation
Operations Support Savings Plan (033)

Notes to Financial Statements

December 31, 2009

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Operations Support Savings Plan (the Plan) are prepared based on the accrual basis of accounting. Benefits are recorded when paid. The assets of the Plan are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin Corporation (Lockheed Martin or the Corporation) and State Street Bank and Trust Company (the Trustee). The recordkeeper is ING. Lockheed Martin is the Plan sponsor and the Plan administrator.

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust (see the attached financial statements of the Master Trust for more information). The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the Plans included therein based on the number of participant units outstanding in each fund, and other investment options in which the Plan invests daily, except for participant loans, which are based on actual loan balances of each plan's participants. Direct administrative expenses are generally paid by the Master Trust and allocated to each of the participating plans on a pro rata basis. Other indirect administrative expenses are paid by the Corporation. Participant loans are considered to be assets held outside of the Master Trust.

The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

2. Description of the Plan

General

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is an Employee Stock Ownership Plan (ESOP) defined contribution plan covering all full-time employees and eligible part-time employees of certain business units of Lockheed Martin. Employees in participating business units who are scheduled to work 20 hours or more per week are immediately eligible to participate in the Plan. Employees scheduled to work less than 20 hours per week become eligible to participate on the date they complete a year of service (as defined) or the date the contract or subsidiary with respect to which they are employed becomes covered by the Plan.

Contributions

Eligible employees are automatically enrolled in the Plan at a rate of 3% of their eligible compensation in before tax contributions. The Plan allows participants to make contributions on a before-tax, after-tax, or Roth 401(k) basis. Each year, participants can make contributions of up to 25% of the employee's eligible compensation, subject to regulatory limitations. The Corporation may provide a contribution from 0% to 6% of a participant's base salary, depending on the participant's business unit and/or the contract on which the participant works. Additionally, the Corporation may make a discretionary contribution on behalf of each participant in an amount determined based upon the profitability of the particular contract on which the participant works. The amount of this contribution is determined annually by the Corporation. Employer contributions are immediately 100% vested.

Participants' contributions and employer contributions may be invested in one or more of the available investment funds at the participant's election. Participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their transferable account balance to the Stable Value Fund during the fourth quarter of the year. Transfers out of the Stable Value Fund must remain invested in a Core or Target Date Fund for at least 90 days before they may be transferred into the Self-Managed

2. Description of the Plan (continued)

Contributions (continued)

Account (SMA). Participants may make an unlimited number of transfers out of the Lockheed Martin Stock Fund.

An option available to participants is the SMA, whereby a participant may elect to invest up to 75% of the participant's transferable account balance in stocks, mutual funds, bonds, or other investments offered by the Plan at the participant's direction. No investment contribution may be made directly to the SMA. A participant's initial transfer to the SMA must be in the amount of at least $3,000, and subsequent transfers must be in the amount of at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA.

The Plan permits catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching and discretionary contributions, and the investment earnings or losses, less expenses, of the individual funds in which the account is invested.

Participant Loans

Each participant may borrow from their total account balance a minimum of $500 and up to a maximum amount equal to the lesser of 50 percent of their account balance or $50,000 (minus their highest outstanding loan balance from the past 12 months, if any). The loans are secured by the balance in the participant's account and bear interest of 1% over a published prime rate. Principal and interest are paid ratably through weekly payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive his or her account balance through a number of payout options. A participant is entitled to their account balance at the time his or her employment with the Corporation ends.

2. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the terms of collective bargaining agreements. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

Plan Merger and Transfer of Assets

Pursuant to a merger and transfer amendment dated April 27, 2009 and approved by Lockheed Martin, effective May 1, 2009 account balances reflecting the net assets of the Lockheed Martin Aspen Systems Corporation 401(k) Retirement Savings Plan (Aspen Plan) were transferred to the Plan, and the Aspen Plan was merged with and into the Plan.

3. Fair Value Measurements

The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.

The fair-value hierarchy established in the standard prioritizes the inputs used in valuation techniques into three levels as follows:

- Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities;
- Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and
- Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and require us to develop relevant assumptions.

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust (see the attached financial statements of the Master Trust for information on the valuation methods used for the Master Trust's investment assets and

3. Fair Value Measurements (continued)

their related levels within the fair value hierarchy). Participant loans are valued at $12,676,000 and $11,746,000 as of December 31, 2009 and December 31, 2008, respectively. Changes in value are attributable to loan repayments net of loan issuances in 2009. Participant loans are valued at amortized cost, which approximates fair value, and are considered to be Level 3 within the fair value hierarchy.

4. Income Tax Status

The Internal Revenue Service has determined and informed the Corporation by letter dated April 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

5. Master Trust

The Plan's interest in the Master Trust's net assets as of December 31, 2009 and 2008 was 3.17% and 2.71%, respectively. The financial statements of the Master Trust attached to these financial statements contain additional information concerning the Plan's interest in the Master Trust.

6. Parties-in-Interest Transactions

The Plan makes certain investments through the Master Trust which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. See Note 5 of the attached financial statements of the Master Trust for additional information.

In addition, participant loans are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

7. Reconciliation of Financial Statements to Form 5500

The Plan's interest in the net investment gain from the participation in the Master Trust reported in the financial statements is $708,000 less than the amount reported on Form 5500 for the year ended December 31, 2009. Administrative expenses reported in the financial statements are $708,000 less than the amounts reported on Form 5500 for the year ended December 31, 2009. These differences arose from the classification of certain

7. Reconciliation of Financial Statements to Form 5500 (continued)

administrative expenses which are included in the net investment gain in the Master Trust for Form 5500 reporting purposes.

8. Subsequent Event

Effective January 1, 2010, most employees who were participating in the Plan began participating in the Lockheed Martin Corporation Salaried Savings Plan, which is another defined contribution plan sponsored by the Corporation.

Supplemental Schedule

Lockheed Martin Corporation
Operations Support Savings Plan (033)

Employer Identification Number 52-1893632, Plan Number 033

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2009

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Participant loans*	Interest rates ranging from 3.25% to 10.5%; varying maturities	-	$12,676

* Party-in-interest for which a statutory exemption applies.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statements of Net Assets

	December 31, 2009	December 31, 2008
	(In thousands)	
Assets		
Cash and cash equivalents	$ **912,966**	$ 975,313
Equity:		
U.S. equity securities	**1,903,904**	714,555
U.S. equity securities - Lockheed Martin Corp.	**4,695,159**	5,169,011
International equity securities	**104,082**	44,281
Commingled equity funds	**7,162,861**	6,976,978
Total equity	**13,866,006**	12,904,825
Fixed income:		
Corporate debt securities	**52,088**	107,096
U.S. Government securities	**1,079,913**	1,086,240
Other fixed income	**3,814,108**	2,218,747
Total fixed income	**4,946,109**	3,412,083
Guaranteed investment contracts	**377,049**	323,386
Wrap contracts	**3,895**	4,521
Total Investments	**19,193,059**	16,644,815
Other Assets		
Dividends and interest receivable	**16,760**	24,077
Other receivables	**838**	890
Total Assets	**20,123,623**	17,645,095
Liabilities		
Dividends payable	**2,117**	14,298
Administrative expenses payable	**5,032**	5,709
Accounts payable for securities purchased	**21,263**	76,087
Total liabilities	**28,412**	96,094
Net assets reflecting investments at fair value	**20,095,211**	17,549,001
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**(47,994)**	74,454
Net assets	$ **20,047,217**	$ 17,623,455

See accompanying notes to financial statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statement of Changes in Net Assets and Trust Balances

Year ended December 31, 2009
(In thousands)

Net assets at beginning of year	$ 17,623,455
Additions to net assets:	
Contributions:	
Employees	1,013,878
Lockheed Martin Corporation	344,067
Total contributions	1,357,945
Investment income:	
Dividends and interest	296,565
Net realized and unrealized gain	1,655,920
Total investment income	1,952,485
Total additions	3,310,430
Deductions from net assets:	
Distributions and withdrawals	900,918
Administrative expenses	15,530
Total deductions	916,448
Net transfers from other trusts	29,780
Change in net assets	2,423,762
Net assets at end of year	$ 20,047,217

See accompanying notes to financial statements.

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) are prepared based on the accrual basis of accounting.

The Master Trust holds certain investments of various defined contribution plans of Lockheed Martin Corporation (Lockheed Martin or the Corporation). The trustee of the Master Trust is State Street Bank and Trust Company (the Trustee). The recordkeeper is ING.

1. Accounting Policies (continued)

The percentage ownership of the Lockheed Martin Defined Contribution Plans (the Plans) in the Master Trust is as follows:

Name of Plan	Plan Number	Interest in Master Trust as of December 31, 2009	2008
Lockheed Martin Corporation Salaried Savings Plan EIN #52–1893632	017	88.65%	89.08%
Lockheed Martin Corporation Hourly Employee Savings Plan Plus EIN #52–1893632	018	3.94%	4.21%
Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees EIN #52–1893632	055	3.05%	3.02%
Lockheed Martin Corporation Operations Support Savings Plan EIN #52–1893632	033	3.17%	2.71%
Lockheed Martin Corporation Basic Benefit Plan for Hourly Employees EIN #52–1893632	021	0.18%	0.18%
Lockheed Martin Corporation Capital Accumulation Plan EIN #52–1893632	019	0.85%	0.64%
Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees EIN #52–1893632	040	0.15%	0.15%
Lockheed Martin Corporation Capital Accumulation Plan for Hourly Employees EIN #52–1893632	020	0.01%	0.01%
Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees EIN #52–1893632	075	*0.00%	*0.00%
		100.00%	100.00%

* Less than 0.01%

1. Accounting Policies (continued)

Contributions to the Master Trust are invested in various funds. The S&P 500 Indexed Equity Fund, Small/Mid-Cap Indexed Equity Fund and MSCI EAFE Indexed Equity Fund are the Core Funds which are common/collective trusts that have been established for institutional investors and are sponsored by State Street Bank and Trust Company. The Broad Market Bond Index Fund is a common/collective trust established for institutional investors. The Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund were the Asset Allocation Funds which were custom funds established by the Corporation and were comprised of varying proportions of underlying index funds designed to track the S&P 500, Russell Small Cap Completeness, MSCI EAFE, and Lehman Brothers Aggregate Bond Indices. The four underlying index funds that comprise the custom funds were common/collective trusts established by Northern Trust Investments, NA, doing business as Master Trust Global Investment (Northern Trust) for institutional investors. Effective May 30, 2008, Target Date Funds (TDFs) were introduced to the Trust replacing the Asset Allocation Funds. The TDFs are custom funds established by the Lockheed Martin Investment Management Company, and are comprised of a mix of bank-commingled trust funds, separate accounts, and mutual funds managed by a number of investment managers. Each TDF is designed to be appropriate for a particular time horizon based upon a participant's retirement date. Effective May 29, 2009, the Value Equity Fund was introduced to the Master Trust, replacing the Vanguard Windsor Fund as an investment option.

A Self-Managed Account (SMA) option is available to the participants of the Plans included in the Master Trust whereby a participant may elect to invest up to 75% of the participant's transferable account balance in stocks, mutual funds, bonds, or other investments offered by the Plans at the participant's direction. No investment contribution may be made directly to the SMA. Amounts invested in the SMA option are transferred from initial investments made in other available Plan investment options.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for additional disclosure of fair value measurements.

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded as of the ex-dividend date. Net realized and unrealized gain/loss includes the Master Trust's gains and losses on investments bought and sold as well as held during the year.

1. Accounting Policies (continued)

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, including estimates associated with the determination of fair values of investments for which market values are not readily available that affect the reported amounts in the financial statements and accompanying disclosures. Actual results could differ from those estimates.

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets.

The Master Trust invests in a Stable Value Fund that contains the following components: a managed separate account paired with wrapper contracts to create a synthetic guaranteed investment contract (GIC), and two common/collective trusts (CCTs), consisting of State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts (SSGA-CCT) and the Invesco Institutional N.A., Inc. Group Trust Fund Retirement Savings (Invesco-CCT). The Stable Value Fund investment components provide the Master Trust with a medium for collective investment and reinvestment in one or more bank, insurance company, or synthetic investment contracts that are considered fully benefit-responsive, as well as a significant investment in a Short-Term Investment Fund or a Government Short-Term Investment Fund.

A fully benefit-responsive investment contract provides a liquidity guarantee by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan.

Contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets present the fair value of the fully benefit-responsive investment contracts in the Master Trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets and trust balances is prepared on a contract value basis. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

1. Accounting Policies (continued)

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, intermediate term fixed income securities. The wrap contracts in the managed separate accounts purchased from MetLife and several other banks and insurance companies credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plans on a prospective basis. The synthetic GIC provides for a variable crediting rate and the issuers of the wrap contracts provide assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically.

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation. Those changes relate to modifications in investment classifications as a result of the issuance of additional accounting standards.

In April 2009, the Financial Accounting Standards Board (FASB) issued a standard to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. The standard also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities. The Master Trust adopted the guidance in the standard for the reporting period ended December 31, 2009. Adoption of the standard did not have a material effect on the Master Trust's Statements of Net Assets or its Statement of Changes in Net Assets and Trust Balances.

In May 2009, the FASB issued a standard related to accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. The standard was amended in February 2010. The Master Trust has adopted the standard, as amended.

1. Accounting Policies (continued)

In January 2010, the FASB issued an accounting standard update to clarify certain existing fair value disclosures and require additional disclosures related to fair value measurements. The guidance in the update clarified that disclosures should be presented separately for each "class" of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. The update also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, the update introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in the update becomes effective for reporting periods beginning after December 15, 2009. Management is currently evaluating the effect that the provisions of the update will have on the Master Trust's financial statements.

2. Description of Trust

The following description of the Master Trust provides only general information. Plan participants should refer to the Master Trust agreement for a more complete description of the Master Trust's provisions.

Contributions to the Master Trust are invested in various funds. Within certain funds, a Short-Term Investment Fund or Government Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, is used as a temporary investment to hold contributions from the day the cash is transferred from the Corporation to the Trustee until the day the cash is invested in a particular fund. Occasionally, the fund may invest in unleveraged securities, which may be considered derivatives, for liquidity or asset allocation purposes. At December 31, 2009 and 2008, there were no material investments in derivatives. The related earnings from the Short-Term Investment Fund or Government Short-Term Investment Fund are credited to participants' accounts of the Plans.

In order to provide appropriate liquidity to meet ongoing daily cash outflow requirements for the Lockheed Martin stock funds and the other investment funds that are investment alternatives for the Plans that are beneficiaries of the Master Trust, the Master Trust may be able to receive advances from the Stable Value Fund or Lockheed Martin Corporation. The Stable Value Fund may make an advance only after considering its own liquidity

2. Description of Trust (continued)

needs. Any investment fund that receives an advance will compensate the Stable Value Fund for income lost due to any such advance by paying interest on such advance calculated on a compounded daily basis based on a 365 day year at a rate equal to the interest crediting rate to the Short Term Investment Fund or the Government Short-Term Investment Fund portion of the Stable Value Fund, as appropriate. The Lockheed Martin stock funds may borrow, without interest, up to $200 million from the Corporation, as evidenced by a promissory note, which requires repayment within three business days after the advance. As of December 31, 2009 and 2008, there were no such advances payable to the Corporation.

Direct administrative expenses are paid by the Master Trust and generally allocated to the Plans either on a pro rata basis or directly to the appropriate plan. Other indirect administrative expenses are paid by the Corporation.

The Master Trust includes cash equivalents which include highly liquid instruments with original maturities of 90 days or less.

3. Investments

Net Realized and Unrealized Gains (Losses)

The components of net realized and unrealized gain (loss) for the year ended December 31, 2009 are as follows:

		(In thousands)
Equity:		
U.S. equity securities	$	418,936
U.S. equity securities - Lockheed Martin Corp.		(561,385)
International equity securities		31,318
Commingled equity funds		1,412,854
Fixed income:		
Corporate debt securities		1,297
U.S. Government securities		19,235
Other fixed income		333,017
Net realized and unrealized gain on investments	$	1,655,272
Cash and cash equivalents		648
Total net realized and unrealized gain	$	1,655,920

Investment Contracts

As described in Note 1, included in the Stable Value Fund are investment contracts with MetLife and the CCTs that contain fully benefit-responsive investment contracts. The crediting rate is the rate at which interest is credited to the Master Trust in order to reflect participants' balances at contract value as opposed to the market value of the underlying assets. Crediting rates are reset semiannually by MetLife and monthly by the SSgA and Invesco CCTs. The contracts have no specific maturity dates.

The average yield earned under the MetLife contract for 2009 and 2008 was 14.75% and (7.26)%, respectively. The average yield credited to participants under the Metlife contract for 2009 and 2008 was 1.93% and 5.45%, respectively.

3. Investments (continued)

The following table summarizes the adjustments from fair value to contract value related to fully benefit-responsive investment contracts included in the Stable Value Fund (MetLife and CCTs):

		2009			2008		
Type	Major Credit Rating	Investment at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value	Investments at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value
		(In thousands)			(In thousands)		
MetLife GIC -Bonds	AA/Aa2	$ 377,049	$ 2,135	$ 2,321	$ 323,386	$ 2,124	$ 47,579
SSGA - -CCT	N/A	$ 676,285	N/A	$ (3,181)	$ 683,757	N/A	$ (16,033)
Invesco -CCT	N/A	$ 1,483,699	$ 1,760	$ (47,134)	$ 1,344,091	$ 2,397	$ 42,908

Issuer-Initiated Contract Termination

The terms of the MetLife contract provide for settlement of payment upon termination of the contract or total liquidation of the portfolio of investments. In the event of contract termination and in accordance with the agreement, MetLife may (1) make a single sum payment to the Master Trust in cash equal to the market value of the securities held, or (2) effect a transfer of the contract value to another benefit-responsive guaranteed investment contract issued by MetLife upon mutual agreement with respect to the new contract's rate of return and maturity date. Under the terms of the contract, MetLife will continue to pay its share of withdrawals and distributions from the Stable Value Fund for events permitted by the Plans. The GIC's rate of return will reflect the relative difference of value between the portfolio and the contract value.

Certain events limit the ability of the Master Trust to transact at contract value with the contract issuer. Such events include the following: (1) certain plan amendments or changes in plan administrative procedures; (2) addition of a competing fixed income

3. Investments (continued)

fund; (3) addition of another pension or profit sharing plan; or, (4) a divesture of a business unit where the participants employed by that unit represent more than 20% of the contract value. In any of these events, MetLife may be obligated to make only the payments that would have been made if the event had not occurred. The Master Trust terminated the MetLife contract at par value in February 2010.

4. Fair Value Measurements

The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.

The fair value hierarchy established in the standard prioritizes the inputs used in valuation techniques into three levels as follows:

- Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities;
- Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and
- Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and require us to develop relevant assumptions.

The following is a description of the valuation methodologies used for assets measured at fair value.

U.S. equity securities and international securities are traded on national and international exchanges and are valued at their closing prices on the last trading day of the year.

Commingled equity funds are public investment vehicles valued using the Net Asset Value ("NAV") provided by the fund manager. The NAV is the total value of the fund divided by the number of shares outstanding. Commingled equity funds are categorized as Level 1 if traded at their NAV on a nationally recognized securities exchange or

4. Fair Value Measurements (continued)

categorized as Level 2 if the NAV is corroborated by observable market data (*e.g.*, purchases or sales activity).

Fixed income securities are valued by the trustee using pricing models that use verifiable observable market data (*e.g.* interest rates and yield curves observable at commonly quoted intervals), bids provided by brokers or dealers, or quoted prices of securities with similar characteristics.

Other fixed income includes a stable value fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The fair value of the fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 1, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

Guaranteed investment contract: Individual assets of the synthetic GIC are valued at representative quoted market prices. The fair value of the wrap contracts associated with the synthetic GIC is determined using the income approach methodology. The wrap contracts are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust's investment assets at fair value as of December 31, 2009:

4. Fair Value Measurements (continued)

(In thousands)

Investment Assets as of 12/31/2009	Level 1	Level 2	Level 3	Total
Equity:				
U.S. equity securities	$ 1,903,904	$ -	$ -	$ 1,903,904
U.S. equity securities - Lockheed Martin Corp.	4,695,159	-	-	4,695,159
International equity securities	104,082	-	-	104,082
Commingled equity funds	2,438,623	4,724,238	-	7,162,861
Fixed income:				
Corporate debt securities	-	52,088	-	52,088
U.S. Government securities	-	1,079,913	-	1,079,913
Other fixed income	3,576	3,810,532	-	3,814,108
Guaranteed investment contracts	-	377,049	-	377,049
Wrap contracts	-	-	3,895	3,895
Total Investment Assets at Fair Value	$ 9,145,344	$ 10,043,820	$ 3,895	$ 19,193,059

The following table sets forth by level, within the fair value hierarchy, the Master Trust's investment assets at fair value as of December 31, 2008:

(In thousands)

Investment Assets as of 12/31/2008	Level 1	Level 2	Level 3	Total
Equity:				
U.S. equity securities	$ 714,555	$ -	$ -	$ 714,555
U.S. equity securities - Lockheed Martin Corp.	5,169,011	-	-	5,169,011
International equity securities	44,281	-	-	44,281
Commingled equity funds	2,462,596	4,514,382	-	6,976,978
Fixed income:				
Corporate debt securities	-	107,096	-	107,096
U.S. Government securities	-	1,086,240	-	1,086,240
Other fixed income	-	2,218,747	-	2,218,747
Guaranteed investment contracts	-	323,386	-	323,386
Wrap contracts	-	-	4,521	4,521
Total Investment Assets at Fair Value	$ 8,390,443	$ 8,249,851	$ 4,521	$ 16,644,815

4. Fair Value Measurements (continued)

Level 3 Gains and Losses

The fair value of the wrap contract of $3,895,000 and $4,521,000 at December 31, 2009 and 2008, respectively, is considered a Level 3 investment due to certain unobservable inputs. The change in the wrap contract's fair value in the amount of $626,000 is due to unrealized gains and losses and purchases and sales.

5. Parties-in-Interest Transactions

The following transactions are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulations exist:

The Master Trust invests in common stock of the Company. The Master Trust held 62,230,048 and 61,412,875 shares of the Company's common stock as of December 31, 2009 and 2008, respectively. Dividends earned by the Master Trust on the Company's common stock were $145,323,100 for the year ended December 31, 2009.

The Master Trust invests in certain investments that are sponsored by the Trustee. These investments include the following: S&P 500 Indexed Equity Fund, Small Mid-Cap Indexed Equity Fund, and MSCI EAFE Indexed Equity Fund.

ING Clarion Real Estate Securities, L.P. manages certain investments in the Target Date Funds. ING Clarion Real Estate Securities, L.P. is a wholly owned subsidiary of ING Group and is, therefore, a party-in-interest.

The Department of Labor has granted a prohibited transaction exemption to the Trustee. The prohibited transaction exemption applied to the cash sale of certain mortgage, mortgage-related, and other asset-backed securities by the Trustee's stable value commingled funds and separate accounts both holding assets of various employee benefit plans, including the Master Trust. In connection with the sale, the Trustee transferred to and allocated $450,000,000 among the accounts related to the Master Trust.

6. Subsequent Event

In February 2010, the Master Trust terminated the MetLife contract, a fully benefit-responsive investment contract.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Operations Support Savings Plan, by Lockheed Martin Corporation as Plan Administrator

Date June 25, 2010

by: /s/ Steve W. Brinch
Steve W. Brinch, Vice President,
Human Resources Services

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Mitchell & Titus, Independent Registered Public Accounting Firm

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-162716, 333-146963, 333-113770, 333-58069, and 333-37069) pertaining to Lockheed Martin Corporation Operations Support Savings Plan of our report dated June 25, 2010, with respect to the financial statements and supplemental schedule of the Lockheed Martin Corporation Operations Support Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2009.

/s/ Mitchell & Titus, LLP

Washington, DC
June 25, 2010